SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ✓          Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes               No   ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

.	ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: August 3, 2004	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number

1.1	Press Release

Exhibit 1.1

Contact:

In Taiwan R.O.C.	In the U.S.

Dr. S.K. Chen	The Ruth Group
ChipMOS TECHNOLOGIES (Bermuda) LTD	David Pasquale
886-6-507-7712	+646-536-7006
s.k._chen@chipmos.com.tw	dpasquale@theruthgroup.com

Cypress Semiconductor Corp. Engages ChipMOS Taiwan for Testing

Hsinchu, Taiwan, Aug. 3, 2004 –ChipMOS TECHNOLOGIES (Bermuda) LTD. (ChipMOS) (Nasdaq: IMOS) announced today that its 70.3% owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS”) has received an order from Cypress Semiconductor Corp. (“Cypress”) to provide wafer sort services for its one-transistor (1T) SRAMs. The contract is guaranteed for six months.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS Bermuda, said, “This agreement recognizes ChipMOS’ technology expertise and our ability to successfully partner with the world’s leading semiconductor companies to support their growth and product roadmaps. We are continuing to expand our customer base and engagements with existing customers because of the strategic investments we’ve made in advanced technologies, our geographic strength, the quality of our engineers and the commitment of our entire organization to ensuring the success of all customer programs.”

About Cypress Semiconductor Corp.

Cypress Semiconductor Corp. (NYSE: CY) is Connecting From Last Mile to First Mile™ with high-performance solutions for personal, network access, enterprise, metro switch and core communications-system applications. Cypress Connects™ using wireless, wireline, digital and optical transmission standards, including USB, Fibre Channel, SONET/SDH, Gigabit Ethernet and DWDM. Leveraging its process and system-level expertise, Cypress makes industry-leading physical layer devices, framers and network search engines, along with a broad portfolio of high-bandwidth memories, timing technology solutions and reconfigurable mixed-signal arrays. More information about Cypress is accessible online at www.cypress.com.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (www.chipmos.com.tw) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.